Filed by WPCS International Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended.

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

SEC Declares Form S-4 “Effective” for

Proposed Merger of WPCS with DropCar, Inc.

Special Meeting of Stockholders Scheduled for January 17, 2018 to Vote on the Merger

SUISUN, Calif. - (Globe Newswire - December 18, 2017) - WPCS International Incorporated (NASDAQ: WPCS), a low-voltage solutions provider, and DropCar, Inc. (“DropCar”) a privately-held provider of app-based automotive logistics and concierge services for both consumers and the automotive industry, announced today that in connection with their proposed merger (the “Merger”) the WPCS registration statement on Form S-4 (File No. 333-220891) (the “Registration Statement”) was declared “effective” by the U.S. Securities and Exchange Commission (the “SEC”) on December 14, 2017.

A Special Meeting of WPCS stockholders to vote on the Merger is scheduled to be held on January 17, 2018 at 9:30 a.m. Eastern Daylight Time at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022. WPCS stockholders of record as of the close of business on December 14, 2017 are entitled to vote at the Special Meeting.

According to WPCS Chief Executive Officer, Sebastian Giordano, “Over the past four years, amidst a successful restructuring, WPCS sought viable opportunities that we believed could provide the best potential to build stockholder value. Our search culminated in identifying DropCar as such an opportunity and, with the effectiveness of the Registration Statement, we are thrilled to be moving another step closer towards completing this transaction. From a market opportunity perspective, on-demand mobility services are a rapidly growing trend, and, in our evaluation, DropCar is well-positioned in this space, with both its B2C and B2B vehicle support subscription offerings.”

The Registration Statement containing the proxy statement/prospectus/information statement is available through the SEC’s website at www.sec.gov or via www.wpcs.com. WPCS expects to begin mailing the proxy statement/prospectus to stockholders over the coming days. Stockholders holding shares in brokerage accounts should receive proxy statements/prospectuses/information statement from their broker. The proxy statement/prospectus/information statement provides important information about the proposed Merger, as well as voting instructions.

The Merger, if consummated, will result in WPCS stockholders owning approximately 16% of the outstanding shares of WPCS following the Merger. In addition to WPCS and DropCar stockholder approval of the Merger, the consummation of the Merger is further subject to a $4 - $5 million Merger Financing to be provided by DropCar at closing and other customary closing conditions. The Merger is expected to close, as soon as practical, following receipt of the required stockholder approvals and the fulfillment of the other closing conditions.

About WPCS

WPCS is a full-service, low-voltage solutions provider, installing and servicing integrated structured cabling, audio-visual and security systems for public services, healthcare, energy and corporate enterprise markets in the United States. The Company delivers end-to-end solutions, superior project management and best-in-class products and technology. For more information about WPCS, please visit www.wpcs.com.

ABOUT DROPCAR

Founded and launched in New York City in 2015, DropCar offers a cloud-based platform and mobile app that help consumers and automotive-related companies reduce the cost, hassles and inefficiencies of owning a car, or fleet of cars, in metropolitan areas. Its technology platform blends the efficiency and scale of cloud computing, machine learning and connected cars with the high-touch of highly trained drivers to transport cars to/from fully staffed, secure garages to/from the people (or businesses) who own them. Consumers use DropCar’s mobile app to ease the cost and stress of owning a car in the city. Dealerships, leasing companies, OEMs and shared mobility providers use DropCar’s enterprise platform to reduce costs, streamline logistics and deepen relationships with customers. More information is available at www.dropcar.com.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, a WPCS registration statement on Form S-4, which contains a proxy statement/ prospectus /information statement was declared effective by the SEC on December 14, 2017 (SEC File No. 333-220891). Investors and securityholders of WPCS and DropCar are urged to read the proxy statement/prospectus/information statement, which contains important information about WPCS and DropCar, before making any voting or investment decision with respect to the proposed Merger. The proxy statement/prospectus/information statement and other relevant materials, and any other documents filed by WPCS with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.

In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by WPCS by directing a written request to:  WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

WPCS and its directors and executive officers and DropCar and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WPCS in the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed Merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of WPCS is also included in WPCS’s Annual Report on Form 10-K for the year ended April 30, 2017, which was filed with the SEC on July 21, 2017. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at WPCS at the address described above.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements with respect to the Company's future growth opportunities and strategic plan. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, other future conditions and the risk factors detailed from time to time in the Company’s periodic filings with the Securities and Exchange Commission, including without limitation, the Company’s Annual Report on Form 10-K for the year ended April 30, 2017. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

INVESTOR RELATIONS CONTACT

Investor Relations Department
917.909.6330
IR@wpcs.com